Thornburg New York Intermediate Municipal Fund   *December 31, 2000*

Principal Amount	Issuer-Description	Credit Rating† Moody's/S&P	Value
110,000	Waverly General Obligation, 9.05% due 6/15/2004 (Insured: MBIA) (ETM)	Aaa/AAA	127,701
	TOTAL INVESTMENTS (Cost $20,703,486)		**$ 22,321,511**

†Credit ratings are unaudited.
See notes to financial statements.

INDEX COMPARISONS

Thornburg New York Intermediate Municipal Fund

INTERMEDIATE NEW YORK FUND

INDEX COMPARISON

Compares performance of Intermediate New York Fund, the Merrill Lynch Municipal Bond (7-12 year) Index and the Consumer Price Index, for the six month period ending December 31, 2000. On December 31, 2000, the weighted average securities ratings of the Index and the Fund were AA and AA+, respectively, and the weighted average portfolio maturities of the Index and the Fund were 9.5 years and 8.9 years, respectively. Past performance of the Index and the Fund may not be indicative of future performance.

Class A
Average Annual Total Returns (at max. offering price) (periods ending 12.31.00)

One year:	6.12%
Three years:	3.52%
From inception (9.5.97):	4.48%

